Following up: Yayoi Kusama's Mature market Inbox ×

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Masterworks <notification@masterworks.com>
to me

Hello Sam,

Yesterday, we launched a brand new Pumpkin painting by one of our blue chip artists, Yayoi Kusama.

Her artist market is what we classify as "Mature," meaning that according to our internal data, the market for her artworks is more developed with higher sales volume, higher average prices, and a longer track record. We came to that classification due to the following criteria:

- **Auction Turnover:** Kusama has totaled more than $390 million in auction turnover over the past 3 years (Dec. '22- Dec. '24)
- **Auction Track Record:** Kusama has 33 years of auction history, a signal of the longevity of her market.
- **Record Price:** Yayoi Kusama's record price at auction is $10.4 million, which she achieved in May 2022.

We believe these are attractive metrics, and make Kusama a Mature example of a blue chip art investment.

Our latest painting from her is one of her prized Pumpkin works, available for $924k. We believe this acquisition was timed well, since in 2023, when her market was slightly stronger, an identically-sized Pumpkin sold for $1.6 million.

Invest here, and view the offering circular below for a full list of similar sales.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Masterworks internally defines an artist's "market rating profile" as the estimated relative variability of price appreciation among artwork sold in a given artist's market in aggregate, as measured by certain self-selected characteristics of the overall auction market for the artist's work. This classification is intended to provide a generalized comparative measure, but is not intended in any way to gauge absolute market risk of an artist, Masterworks securities, or the overall art market. Past results are not indicative of future outcomes. Each artwork is unique. Market rating profile does not measure the expected variability specific to an individual artwork, including price paid for a work and speed of re-sale.

Record Kusama work not included in set of similar sales to live Masterworks Offerings (Masterworks 485).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.